April 9, 2006

United States
Securities and Exchange Commission
Washington DC 20549

Re:      Cal Alta Auto Glass, Inc.
         Registration Statement on Form 10SB, Amendment 5
         Filed January 31, 2006
         File No. 0-51227

Dear Mr. Reynolds,

Below please find the answers to your questions dated March 17, 2006.

1. Please disclose when Mr. Aiello intends to repay the loans as we requested in prior comment number two or to our letter dated Januaary 9, 2006.

              Please see new 10SB12G/A filing.

2. Please tell us if Westcan sells all of its products to the company. If not, tell us the percentage of Westcan's goods that are sold to the company. Also, please tell us if you consider FAA and Westcan to be variable interest entities of the company. If you do not consider them to be variable interest entities, please tell us why and provide us with the guidance you relied on to establish such position. Refer to FIN46K.
1) Westcan Autoglass does not sell all of its products to Cal Alta Auto Glass, Inc. Westcan sells approximately 35% to 45% of its annual sales to Cal Alta. Cal Alta Auto Glass, Inc., does not consider FAA Enterprises or Westcan Autoglass to be variable interest entities of the Company as defined by FIN 46R.



     Per FIN 46R, the presence of the following conditions may indicate a VIE exists:
A) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.
     This is not true for either FAA or Westcan, both entities have the ability to finance themselves.
             B) The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
                    1). The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
                       2). The obligation to absorb the expected losses of the entity 3). The right to receive the expected residual returns of the entity.
     These conditions do not exist in the relationship between Cal Alta and FAA Enterprises or Westcan Autoglass. C) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. This condition does not exist in the relationship between Cal Alta and FAA Enterprises or Westcan Autoglass.
3. We reissue our previous comment 7 as you have not filed a revised From 10QSB. Also, revise the Form to comply with our comments related to FAA Enterprise under Note 10.

              Please see new 10QSB/A filing.

               If you have any questions please contact the undersigned at 403-291-7020.

              Thank you,

              /s/ Frank Aiello
              Frank Aiello